Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or
“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547, fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	09/12/2017

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017
V3	Update in items 10.3, 12.5 and 12.6.	06/26/2017
V4	Update in items 10.3, 10.8, 11.1, 11.2, 12.5/12.6, 12.7, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 e 19.3.	07/31/2017
V5	Update in items 12.5/6, 12.7/8, 15.1, 15.2, 15.3, 15.4, 15.8, 19.1, 19.2, 19.3	09/12/2017

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Vice-President

Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist in	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	construction	Officer

Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Officer
Committee
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant and	19 - Other officers	06/01/2017	No	0.00%
	Economist	Executive Officer
Not applicable.
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers	06/01/2017	Yes	0.00%
Member of the Appointments and Corporate		Director-General
Governance Committee		Member of the Board of Directors
Member of the Personnel Committee		(non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	Technologist	Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/27/2017	Annual	3
059.369.658-13	Business	19 - Other officers		No	0.00%
	administrator		06/01/2017
Chairman of the Disclosure and Trading		Officer
Committee
Investor Relations Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Director Vice-President

Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Director Vice-President
Committee
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	06/01/2017		Yes	100%
Member of the Personnel Committee		29 - Other Board members
Member of the Appointments and Corporate		Member of the Board of Directors (independent director)
Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members 06/01/2017		Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members 06/01/2017		Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members	06/01/2017	Yes	72.73%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Chairman of the Capital and Risk Management Committee
Member of the Related Parties Committee

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members	06/01/2017	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance
Committee
Chairman of the Personnel Committee
Member of the Compensation Committee

Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Candido Botelho Bracher		A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	12/05/1958	19 - Other Board Officers	06/01/2017	No	0.00%
Not applicable.	Administrator	Director-General

Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Capital and Risk Management		Cochairman of the Board of Directors (non executive director)
Committee
Member of the Strategy Committee
Chairman of the Compensation Committee

Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive
		director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Capital and Risk Management		Member of the Board of Directors (non-executive
Committee.		director)
Member of the Appointments and Corporate
Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive
		director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
031.077.288-53	Economist	40 – Fiscal Council (Effective) Nominated by the	06/14/2017	Yes	100.00%
Not applicable.		Controlling Stockholder

Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the	06/01/2017	Yes	0.00%
Not applicable.		Controlling Stockholder

Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the	06/01/2017	No	0.00%
Not applicable.		Preferred Stockholders

Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the	06/01/2017	No	100.00%
Not applicable.		Preferred Stockholders
João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by	06/01/2017	Yes	0.00%
Not applicable.		the Controlling Stockholder

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15	Lawyer	43 - Chairman of Fiscal Council (Effective)	06/14/2017	Yes	100.00%
Not applicable.		Nominated by the Controlling Stockholder

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programs.

Main activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016).

Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017. Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017. Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Academic background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empresas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Academic background: Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Constuction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in February 2000, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing to 2005; retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

Held positions in governance bodies: a member of the Audit Committee of Porto Seguro; a member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal; and an Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015. Has 20 years` worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and is also in charge of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

W.I.L.L. – Women in Leadership in Latin America (an organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities areas of Debevoise & Plimpton in New York.

Women Up – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from the New York University (NYU).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. Master’s degree from University of London. He also attended the (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and Director-General from July 2015 to April 2017. Member of the Personnel Committee and the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuárias e Financeiras (FIPECAFI).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2017; Officer from May 2010 to August 2011.

Acted as a Manager of the Money Laundering and Frauds Prevention program of Itaú Unibanco from 1996 to 2003. He was the manager responsible for the Internal Audit Department of the Asset Management and Treasury areas from 2003 to 2004 and worked in the coverage of risks of Capital Markets, Insurance, Pension Plans and Securities areas as an Internal Audit Superintendent from 2005 to 2010. He was responsible for the internal audit activities of the wholesale banking, wealth management and international units from May 2010 to February 2017, when he started to coordinate the Operational Risk Control and Internal Controls departments of Itaú Unibanco Holding Financeira up to this date.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2017.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer (CFO) from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer (CFO) from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer (CFO) from 1992 to 1998 in Brazil, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer (CFO) concurrently with the position of Operations Officer (COO) from 2002 to 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Boards of Office of Internal Controls and Compliance from March 2016 up to this date; and of the Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. Was also an Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; a Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit department (Cards and Financing Companies) from February 2009 to April 2011; and a Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009). He started this journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008. Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service banking, with commercial portfolio.

Also acted as Alternate Board Member in Tecnologia Bancária S.A., and as a Deputy Board Member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as an Alternate Board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação Dom Cabral in 1988, and extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; a College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since April 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017.

Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016. Lawyer from April 1995 to June 2006.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; Currently Corporate Compliance Officer since March 2017. Mr. Frussa acted as the Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the banking law area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property areas from September 1986 to May 1989.

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN): Effective member from 2000 to 2003 as a representative of the ANBID (National Association of Investment Banks), and as a representative from ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015;

Responsible for the Whosale Legal Department and Tax Advisory, acting in the ollowing legal business lines/areas:

(i)	Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations;
(ii)	Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments;
(iii)	Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities;
(iv)	Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded;
(v)	Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court;
(vi)	Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans;
(vii)	High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.
(viii)	Tax advisory and litigation

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, Managing Vice-President from March 2013 to December 2016. Exchange General Manager from 1980 to 1990.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); President of the Audit Committee since June 2017; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, and President of this Committee from April 2016 to May 2017 and President since August 2017; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since April 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice-Chairman of the Board of Directors from July 1990 to December 2008; Chairman from September 2004 to November 2008; Vice-Chairman from November 2008 to Octuber 2009.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; Director-General of the Wholesale Banking from July 2015 to May 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer from August 2005 to February 2015; Vice-President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and partner (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008, acting as President from May 2017 to August 2017; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

Cetip S.A. Mercados Organizados: (the organized over-the-counter market in assets and derivatives):Independent member of the Board of Directors from May 2012 to March 2017, and coordinating member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Marfrig S.A.: Effective member of the Fiscal Council from 2016 to 2017; alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

Lojas Marisa S.A.: Coordinator of the Audit Committee since 2012.

Main activity of the company: Retail business of apparel and accessories items.

Moinhos Paulista S.A.: Coordinator of the Audit Committee since 2016.

Main activity of the company: Wheat milling and production of by-products.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016, acting as its Chairman since June 2017

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%
231.877.943-00			06/13/1965	06/05/2017	2
Not applicable.

Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970	06/05/2017	4
Not applicable.

Geraldo Travaglia Filho	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951	06/05/2017	5
Not applicable.

Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/27/2017	Annual	0.00%
101.942.071-53				06/05/2017	0
Member of the Board of Directors			12/19/1952
Member of the Related Parties
Committee
Member of Compensation
Committee

Maria Helena dos Santos Fernandes	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
de Santana				06/05/2017
036.221.618-50			06/23/1959		3
Not applicable.

Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962	06/05/2017	1
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
101.942.071-53			12/19/1952	05/25/2017	1
Member of the Board of Directors
Chairman of Audit Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	05/25/2017	Annual	100.00%
090.997.197-87			06/01/1944	05/25/2017	2
Not applicable.

Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87
Chairman of the Capital and Risk Management Committee			07/13/1956	05/25/2017	7
Member of the Board of Directors
Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member(effective)	Banker	05/25/2017	Annual	100.00%
551.222.567-72			10/20/1959	05/25/2017	7
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Co-chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer

Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	05/25/2017	Annual	0.00%
007.738.228-52			10/13/1954		0
				05/25/2017
Co-chairman of the Board of Directors
Member of Capital and Risk Management Committee
Member of the Strategy Committee

Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	05/25/2017	Annual	25.00%
031.212.717-09	Disclosure and Trading Committee		10/05/1974	05/25/2017	4
Executive Officer
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Appointments and Corporate Governance Committee		09/01/1958	05/25/2017	8
Member of the Disclosure and Trading Committee
Member of the Personnel Committee
Member of the Board of Directors

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	75.00%

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
014.414.218-07			09/01/1958	05/25/2017	9
	Disclosure and Trading Committee

Member of the Board of Directors
Member of the Appointments and Corporate Governance
Committee
Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Personnel Committee		09/01/1958	05/25/2017	2

Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee	Lawyer	05/25/2017	Annual	100.00%
166.644.028-07	Disclosure and	(Effective)	03/28/1977	05/25/2017	3
Officer	Trading Committee

Amos Genish	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
009.194.169-50	Personnel Committee	(Effective)	10/26/1960	05/25/2017	0
Member of the Board of Directors

Caio Ibrahim David	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
101.398.578-85	Disclosure and	(Effective)	01/10/1968	05/25/2017	7
Director Vice-President	Trading Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
076.630.558-96	Disclosure and	(Effective)	10/19/1965	05/25/2017	3
Not Applicable	Trading Committee

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual 100.00%
771.733.258-20	Personnel Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Appointments and	(Effective)	10/03/1954	05/25/2017	2
	Corporate Governance Committee
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Strategy Committee	(Effective)	10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Fábio Colletti Barbosa	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	0.00%
771.733.258-20	Related Parties Committee		10/03/1954	05/25/2017	0
Member of the Strategy Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	05/25/2017	Annual	100.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	05/25/2017	8
Not Applicable	Trading Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Capital and Risk	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Management Committee
Member of the Appointments and Corporate Governance Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Appointments and Corporate	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Governance Committee
Member of the Capital and Risk
Management Committee
João Moreira Salles	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
295.520.008-58	Strategy Committee	(Effective)	04/11/1981	05/25/2017	0

Member of the Board of Directors
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
101.942.071-53			12/19/1952	05/25/2017	4
Member of the Board of Directors
Member of the Compensation Committee
Chairman of the Audit Committee

12.7/8 - Composition of committees

Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	05/25/2017	Annual	50.00%
153.451.838-05	Disclosure and Trading		10/04/1971	05/25/2017	5
Executive Officer	Committee

José Galló	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	66.67%
032.767.670-15		(Effective)	09/11/1951	05/25/2017	1
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	05/25/2017	3
Officer	Trading Committee
Investor Relations Officer

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Appointments and Corporate Governance Committee	(Effective)	05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Personnel Committee

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Personnel Committee	(Effective)	05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
		(Effective)
548.346.867-87	Capital and Risk		07/13/1956	05/25/2017	8
	Management Committee
Member of the Compensation Committee
Member of the Board of Directors
Member of the Related Parties Committee

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
548.346.867-87			07/13/1956	05/25/2017	4
Member of the Compensation Committee
Chairman of the Capital and Risk Management Committee
Member of the Board of Directors

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
	Appointments and Corporate		10/20/1959	05/25/2017	8
551.222.567-72	Governance Committee
Member of the Compensation Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Ricardo Villela Marino	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
	Strategy Committee	(Effective)
252.398.288-90			01/28/1974	05/25/2017	7
Member of the Board of Directors

Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
		(Effective)
007.738.228-52	Strategy Committee		10/13/1954	05/25/2017	8
Member of the Capital and Risk Management Committee
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer
Co-Chairman of the Board of Directors

Roberto Egydio Setubal	Other Committees	Chairman of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Capital and Risk		10/13/1954	05/25/2017	8
Member of the Strategy Committee	Management Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2015.

PricewaterhouseCoopers (1990 to 2013) – (Brazil, Uruguay, and the United States): had different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and he also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee since June 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee from July 2008 to May 2017 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee between 2013 and 2017.

Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

BME - Bolsas y Mercados Españoles: Member of the Board of Directors since 2016. IFRS Foundation: Member of the Board of Trustees since January 2014.

Main activity: Non-profit foundation.

IFRS Foundation: member of the Board of Trustees since January 2014.

Main activity: Non-profit foundation.

Brazilian Securities and Exchange Commission (CVM): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007.

Main activity of the company: Public administration in general.

São Paulo Stock Exchange – BOVESPA: She worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006 initially in the Special Projects department and then, from 2000 to 2006, as Executive Superintendent of Relationships with Companies. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the New Market and was responsible for its implementation.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice-President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights.

Other: IOSCO – International Organization of Securities Commissions as Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as a member from 2000 to 2015.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: President from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1994 to 2007.

Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009, being the Chairman from April 2016 to May 2017 and President since August 2017; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001);

Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units), and Legal Matters – Retail (responsible for legal matters related to products and services of the retail banking and insurance segments).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and Director Vice-President since January 2017. Currently the CFO and CRO of the conglomerate. Executive Officer from June 2010 to April 2015, and a member of the Disclosure and Trading Committee since April 2010.

Itaú Unibanco S.A.: Vice-President since May 2013; Executive Officer from May 2010 to April 2013. He joined the Group in 1987 as a trainee, working in the controllership, and market and liquidity risk control departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008. He worked in the finance, risks, market intelligence, products and operations departments.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Provider of means of payment services.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, becoming Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, he is the Officer in charge of the Financial Control Department, being mainly responsible for preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; carrying out Financial Control Management of Foreign Units and the Conglomerate’s Accounting Policies.

Academic Background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986. Post-graduation degree in Finance from Universidade de São Paulo (USP) in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone - 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee, and of the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011. Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Academic background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; and Director-General from July 2015 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017. Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008, acting as President from May 2017 to August 2017; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from

Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Academic background: Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE 07.31.2017

Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%
IUPAR - Itaú Unibanco	1,709,389,603	51.00000	-	-	1,709,389,603	25.969458
Participações S.A.
Nationality: Brazilian
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú
S.A.	1,295,937,718	38.66458	112,882	0.003494	1,296,050,600	19.689913
Nationality: Brazilian
CNPJ 61.532.644/0001-15
BlackRock, INC	-	-	233,283,398	7.221137	233,283,398	3.544098
Nationality: American
Treasury Shares	3,074	0.00009	85,989,219	2.661740703	85,992,293	1.306416

Others	346,413,822	10.335330	2,911,177,827	90.113628	3,257,591,649	49.490116

Total	3,351,744,217	100.00000	3,230,563,326	100.000000	6,582,307,543	100.000000

BASE DATE SINCE 02.27.2009

IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15
Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016

Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53
João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00
Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 406.935.467-00

Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE 08.07.2017

Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA	88,750,043	3,143282	25,439	0.000547	88,775,482	1,187850
Nationality: Brazilian
CNPJ 52.117.397/0001-08
Fundação Itaú Social	329,845,956	11.682233	6,701,241	0.144108	336,547,197	4.503129
Nationality: Brazilian
CNPJ 59.573.030/0001-30
Fundação Petrobras de Seguridade
Social - PETROS	431,172,693	15.270947	-	-	431,172,693	5.769254
Nationality: Brazilian
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.000001	-	-	6	0.000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	225,951,738	8.002587	147,158,174	3.164592	373,109,912	4.992352
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	346,031,076	12.255466	190,012,375	4.086159	536,043,451	7.172465
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	346,031,051	12.255465	177,146,351	3.809479	523,177,402	7.000312
Nationality: Brazilian
CPF 66.530.828-06

Ricardo Villela Marino	61,365,727	2.173405	37,161,345	0.799144	98,527,072	1.318330
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	61,417,138	2.175226	37,235,970	0.800748	98,653,108	1.320016
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	110,465,881	3.912397	25,304,251	0.544160	135,770,132	1.816656
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	60,056,616	2.127040	35,857,917	0.771114	95,914,533	1.283373
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	2,053	0.000073	154,056	0.003313	156,109	0.002089
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	2,364	0.000084	610,186	0.013122	612,550	0.008196
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	97,781,981	3.463168	28,027,409	0.602721	125,809,390	1.683377
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,953	0.000069	1,947	0.000042	3,900	0.000052
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,956	0.000069	7,938	0.000171	9,894	0.000132
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	97,403,315	3.449757	29,373,250	0.631663	126,776,565	1.696318
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,952	0.000069		-	1,952	0.000026
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,952	0.000069		-	1,952	0.000026
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	88,979,467	3.151407	25,454,028	0.547381	114,433,495	1.531164
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	2,645,654	0.093702	80	0.000002	2,645,734	0.035401
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,645,654	0.093702	80	0.000002	2,645,734	0.035401
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,645,654	0.093702	80	0.000002	2,645,734	0.035401
Nationality: Brazilian
CPF 394.635.348- 3

Alfredo Egydio Setubal	96,956,641	3.433937	27,157,563	0.584015	124,114,204	1.660695
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,952	0.000069	-	-	1,952	0.000026
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	96,912,236	3.432364	27,926,668	0.600555	124,838,904	1.670392
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,982	0.000070	46,745	0.001005	48,727	0.000652
Nationality: Brazilian
CPF 230.936.378- 21
Rodrigo Ribeiro do Valle Setubal	1,982	0.000070	46,745	0.001005	48,727	0.000652
Nationality: Brazilian
CPF 230.936.298-02
Patricia Ribeiro do Valle Setubal	1,982	0.000070	46,746	0.001005	48,727	0.000652
Nationality: Brazilian
CPF 230.936.328- 2
BlackRock, INC
Nationality: american	-	-	229,620,576	4.937922	229,620,576	3.072410
Other	276,393,357	9.789090	3,625,068,990	77.956023	3,901,462,347	52.203045

Total	2,823,483,724	100.000000	4,650,146,149	100.000000	7,473,629,873	100.000000

BASE DATE SINCE 05.25.2017

Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.000001	6	0.000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	225,951,738	13,312252	225,951,738	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	346,031,076	20.386888	346,031,076	20.386888
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	346,031,051	20.386887	346,031,051	20.386887
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	61,365,727	3.615445	61,365,727	3.615445
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	61,417,138	3.618474	61,417,138	3.618474
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	110,465,881	6.508247	110,465,881	6.508247
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	60,056,616	3.538317	60,056,616	3.538317
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	2,053	0.000121	2,053	0.000121
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	2,364	0.000139	2,364	0.000139
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	97,781,981	5.760958	97,781,981	5.760958
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,953	0.000115	1,953	0.000115
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,956	0.000115	1,956	0.000115
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	97,403,315	5.738648	97,403,315	5.738648
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	88,979,467	5.242346	88,979,467	5.242346
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	2,645,654	0.155872	2,645,654	0.155872
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,645,654	0.155872	2,645,654	0.155872
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,645,654	0.155872	2,645,654	0.155872
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	96,956,641	5.712332	96,956,641	5.712332
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	96,912,236	5.709715	96,912,236	5.709715
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.298-02

Total	1,697,321,675	100.000000	1,697,321,675	100.000000

BASE DATE SINCE 04.30.2013

O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE 05.30.2016

Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	2	0.0000002	2	0.0000002
Nationality: Brazilian
CPF 007.446.978-91
Ricardo Villela Marino	458,896,903	49.9999999	458,896,903	49.9999999
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	458,896,903	49.9999999	458,896,903	49.9999999
Nationality: Brazilian
CPF 271.943.018-81
Total	917,793,808	100.000000	917,793,808	100.000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders’ meeting

a) number of individual shareholders

b) number of corporate shareholders (excluding the corporate shareholder that is an institutional investor.)

c) number of institutional investors

d) number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.19.2017

Number of stockholders - individuals	108,853

Number of stockholders - companies	11,591

Number of institutional investors	1,039

Outstanding shares

Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares.

Number of common	317,959,006	9.486%
shares (units)

Number of preferred	3,117,740,754	96.508%
shares (units)

Total	3,435,699,760	52.196%

Date: 07.31.2017

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

(1) Date: 07.31.2017.

Percentage do not include treasury shares

(* ) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2016.

Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco
Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da
Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Johnston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva
Nogueira
Walther Moreira Salles Júnior

b) Issuer’s main subsidiary and affiliated companies

c) Issuer’s ownership interest in the group’s companies

d) Group companies’ ownership interest in the Issuer

e) Main companies under common control

The table below refers to items “b” and “e” above:

In Brazil	Participation on voting capital (%)	Share Capital (%)	Subsidiary or affiliated
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
IU Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú CorpBanca S.A.	22.45	22.45	Subsidiary
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	99.99	99.99	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.8 Other relevant information

Additional Information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221137% of preferred shares and 3.544098% of BlackRock’s capital stock.

STATEMENT OF CHANGES IN BLACROCK’S STOCKHOLDING POSITION

		BEGINNING
DATE	EVENT	BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2016 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the July 31, 2017 base date.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on issuer’s repurchase plans

19.1 - Information on Issuer’s repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/31/2017	09/01/2017 to 11/26/2018	0.00	Common		31,793,134	10.000000	0	0,00	R$ per unit	0.000000
			Preferred		39,155,000	1.220000	0	0,00	R$ per unit	0.000000
Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to 11/26/2018	0.00	Common		10,000,000	3.150000	0	0,00	R$ per unit	0.000000
			Preferred		50,000,000	1.560000	10,845,000	35,95	R$ per unit	21.690000
Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
02/01/2016	02/03/2016 to 08/02/2017	0.00	Common		10,000,000	3.474074	0	0,00	R$ per unit	0.000000
			Preferred		50,000,000	1.756396	49,787,900	34,82	R$ per unit	99.576000
Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/28/2015	08/28/2015 to 08/26/2016	0.00	Common		11,000,000	3.822281	0	0,00	R$ per unit	0.000000
			Preferred		50,000,000	1.711276	49,980,000	27,33	R$ per unit	99.960000
Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 41,990,000 shares in the period from 08.28.2015 to 12.31.2015; 3) Purchase of 49,980,000 shares in the period from 08.28.2015 to 01.15.2016; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on February 1, 2016.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
07/30/2015	08/05/2015 to 08/04/2016	0.00	Common		11,000,000	4.206117	0	0,00	R$ per unit	0.000000
			Preferred		55,000,000	2.066282	30,380,000	27,11	R$ per unit	55.236363
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on August 27, 2015.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
11/27/2014	12/16/2014 to 12/15/2015	0.00	Common		10,000,000	3.823879	0	0,00	R$ per unit	0.000000
			Preferred		50,000,000	1.858944	40,154,000	34,1	R$ per unit	80.306900
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on July 30, 2015.

19.2 – Changes in the securities held in treasury:

Due to the bonus shares made in the fiscal year of 12/31/2013, 12/31/2014, 7/17/2015 and on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry shares, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016.

19.3 – Supply other information that the Issuer may deem relevant

Additional information of item 19.2

		07/31/2017

		Common shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type
Opening balance	3,074			0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	-
Closing balance	3,074			0.0%

		Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type
Opening balance	69,604,462			2.2%
Acquisition (*)	37,982,900	R$	36.25
Disposal	(21,598,143)	R$	27.86
Cancellation (*)	-
Bonus shares (**)	-
Closing balance	85,989,219			2.7%
(*) The repurchase amounts do not include settlement, brokerage and trading fees
		12/31/2016
		Common shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type
Opening balance	2,795			0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	279
Closing balance	3,074			0.0%

		Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type
Opening balance	162,562,650			5.7%
Acquisition (*)	30,640,000	R$	30.13
Disposal	(28,225,583)	R$	26.52
Cancellation (**)	100,000,000
Bonus shares (**)	4,627,395
Closing balance	69,604,462			2.2%

(*) The repurchase amounts do not include settlement, brokerage and trading fees

(**) Approved by the Central Bank of Brazil on 06/07/2016

(**) Approved by the Central Bank of Brazil on 09/23/2016

		12/31/2015

		Common shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type

Opening balance	2,541			0.0%
Acquisition	-
Disposal	-
Bonus shares	254
Closing balance	2,795			0.0%

		Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type

Opening balance	53,828,551			1.9%
Acquisition (*)	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Bonus shares	8,425,914
Closing balance	162,562,650			5.7%
(*) The repurchase amounts do not include settlement, brokerage and trading fees
		12/31/2014
		Common shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type

Opening balance	2,310			0.0%
Acquisition	-
Disposal	-
Bonus shares	231
Closing balance	2,541			0.0%

		Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same
				class and type

Opening balance	68,867,010			2.8%
Acquisition (*)	1,000,000	R$	34.75
Disposal	(21,801,786)	R$	25.75
Bonus shares	5,763,327
Closing balance	53,828,551			1.9%

(*) The repurchase amounts do not include settlement, brokerage and trading fees